IRIDEX Corporation

1212 Terra Bella Avenue

Mountain View, CA 94043

September 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Augustin

Re: IRIDEX Corporation

Registration Statement on Form S-3

File No. 333-281947

Filed on September 5, 2024

Acceleration Request

Requested Date: September 24, 2024

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRIDEX Corporation hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-281947) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip H. Oettinger at (650) 565-3564.

Sincerely,

IRIDEX Corporation

By: /s/ David I. Bruce

David I. Bruce

Chief Executive Officer

cc: Philip H. Oettinger, Wilson Sonsini Goodrich & Rosati

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati